FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INCORPORATED (File # 0-08797)

(Translation of the Registrant's Name into English )

#1904-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N7

(Address of principal Executive offices)

Attachments:

1.

Interim Financial Statements & Related Documents Period Ending June 30, 2010.

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: September 15, 2010

BY:

Chris Robbins

It’s       Vice President

ANGLO SWISS RESOURCES INC.

SUITE 309 - 837 WEST HASTINGS STREET

VANCOUVER, BC  V6C 3N6

604-683-0484

Fax: 604-683-7497

September 15, 2010

Securities & Exchange Commission

      VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

Chris Robbins

Per:

Chris Robbins

Vice  President

Anglo Swiss Resources Inc.

(an exploration stage company)

Quarterly Consolidated Financial Statements

June 30, 2010

(expressed in Canadian dollars)

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the un-audited financial statements for the period ended June 30, 2010.

Anglo Swiss Resources Inc.

(an exploration stage company)

Balance Sheets (unaudited)

As at June 30, 2010 and December 31, 2009

(expressed in Canadian dollars)

	Jun 30 2010 $	Dec 31 2009 $

Assets

Current assets
Cash and cash equivalents	1,751,647	2,123,080
Accounts receivable and subscriptions receivable	83,231	348,525
Prepaid expenses	119,837	60,985

	1,954,715	2,532,590

Reclamation bond	49,356	45,885

Property, plant and equipment	1,052,129	1,103,995

Mineral properties (note 3)	9,797,203	9,502,354

	12,853,403	13,184,824

Liabilities

Current liabilities
Accounts payable and accrued liabilities	547,706	577,321
Future income tax liability	-	-

Shareholders’ Equity

Capital stock (note 4)
Authorized
500,000,000 common shares without par value
400,000,000 preferred shares without par value
Issued
139,171,055 (2009- 132,982,840 common shares)	24,538,968	22,972,431
Obligation to issue shares	-	-

Options (note 4)	2,824,360	2,538,958

Warrants (note 4)	1,610,445	1,301,632

Contributed surplus (note 4)	508,501	508,501

Deficit	(17,176,577)	(14,714,019)

	12,305,697	12,607,503

	12,853,403	13,184,824

Going concern and nature of operations (note 1)
The attached notes form an integral part of the financial statements

Approved by the directors:

“Leroy Wolbaum”, Director

“Tom Obradovich”, Director

Anglo Swiss Resources Inc.

(an exploration stage company)

Statements of Loss and Deficit (unaudited)

For the periods ended June 30, 2010 and 2009

(expressed in Canadian dollars)

	3 Months Ended June 30, 2010 $	3 Months Ended June 30, 2009 $	6 Months Ended June 31, 2010 $	6 Months Ended June 30, 2009 $

Expenses
Interest and other income	(1,778)	(295)	(4,405)	(8,252)
Administrative	23,066	30,483	55,118	40,449
Consulting fees	54,000	54,000	108,000	108,000
Depreciation	67,143	52,052	135,750	107,307
Filing fees	13,629	6,107	36,782	17,109
General exploration	16,051	16,610	23,150	21,751
Interest and service charges	1,689	936	2,540	1,509
Professional fees	190,381	14,733	287,440	21,200
Shareholders’ information	35,771	61,672	78,577	94,008
Stock-based compensation	108,223	248,082	285,402	409,190
Transfer agent fees	17,123	2,059	20,451	4,455
Travel and promotion	10,272	9,258	1,399,036	11,714
Write-down of mineral properties	1,399,036	-	-	-

Loss before income taxes	1,934,606	495,697	2,462,560	828,440

Income tax recovery – future income taxes	-	-	-	-
Gain on debt settlement	-	-	-	(379,940)

Loss/(gain) for the period	1,934,606	495,697	2,462,560	448,500

Deficit - Beginning of year	15,241,971	12,909,702	14,714,019	12,956,899

Deficit - End of period	17,176,577	13,405,399	17,176,577	13,405,399

Weighted average number of shares outstanding	129,175,872	106,696,536	129,175,872	106,696,536

Basic and diluted loss per share	0.01	0.00	0.02	0.00

The attached notes form an integral part of the financial statements

Anglo Swiss Resources Inc.

(an exploration stage company)

Statements of Cash Flows (unaudited)

For the periods ended June 30, 2010 and 2009

	3 Months Ended June 30, 2010 $	3 Months Ended June 30, 2009 $	6 Months Ended June 30, 2010 $	6 Months Ended June 30, 2009 $

Cash flows used in operating activities
Loss for the year	(1,934,606)	(495,697)	(2,462,560)	(448,500)
Items not affecting cash
Depreciation	67,143	52,052	135,750	107,307
Write-down of mineral properties	1,399,036	-	1,399,036	-
Stock-based compensation	108,223	248,082	285,403	409,190
Income tax recovery	-	-	-	-

Changes in non-cash working capital
Accounts receivable	70,740	172,322	265,294	167,225
Prepaid expenses	84,498	(1,505)	(58,852)	2,566
Accounts payable and accrued liabilities	57,328	29,008	(29,614)	(505,821)

	2,362	4,262	(315,543)	(268,033)

Cash flows from financing activities
Proceeds from issuance of private placement and options	37,500	30,000	1,595,750	236,500
Share issue cost	-	-	(88,700)	(3,500)
Proceeds from settlement of debt and property	150,000	-	368,300	95,000

	187,500	30,000	1,875,350	328,000

Cash flows used in investing activities
Purchase of equipment	(80,498)	(377)	(83,885)	(377)
Funds on deposit	-	-	-	-
Mineral property acquisition	-	-	(88,593)	-
Mineral property (cost) recoveries	(654,106)	(154,855)	(1,605,292)	(194,906)
Reclamation funds on deposit	(3,470)	-	(3,470)	-

	(738,074)	(155,232)	(1,781,240)	(195,283)

Increase in cash and cash equivalents	(698,212)	(120,970)	(371,433)	(135,316)

Cash and cash equivalents - Beginning of year	2,449,859	628,354	2,123,080	642,700

Cash and cash equivalents - End of period	1,751,647	507,384	1,751,647	507,384

Supplemental disclosure of non cash
Investing and financing activities
Shares issued for mineral properties	-	-	590,000	-
Shares issued for agent issue costs	-	-	-	35,000
Shares issued for settlement of debt	600,000	-	600,000	-

 (expressed in Canadian dollars)

The attached notes form an integral part of the financial statements

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements (unaudited)

For the six months ended June 30, 2010

 (expressed in Canadian dollars)

Going concern and nature of operations

The Company is incorporated in British Columbia, Canada and is involved in the acquisition and exploration of mineral property interests in Canada.  At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties and the ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property. The Company is in the development stage with no major source of operating revenue and is dependent upon equity financing to maintain its current operations.

These financial statements have been prepared on the basis of the Company being a going concern and able to realize its assets and discharge its liabilities in the normal course of business.

The financial statements do not reflect adjustments in the carrying values of the Company’s assets and liabilities, expenses, and the balance sheet classifications used, that would be necessary if the going concern assumption were not appropriate.  Such adjustments could be material.

2

Significant accounting policies

Bases of Accounting and Consolidation

The interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) on a basis consistent with those applied to the most recent annual financial statements.  These interim financial statements do not include all of the information and disclosures required by Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company’s financial statements for the year ended December 31, 2009.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Kenville Sand and Gravel Inc., which was incorporated on September 7, 2007.

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements (unaudited)

For the six months ended June 30, 2010

 (expressed in Canadian dollars)

Significant accounting policies continued.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period.  Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances held with banks and highly liquid deposits with an initial maturity of less than 90 days.

Property, plant and equipment

Property, plant and equipment are recorded at cost and are depreciated over their estimated useful lives using the declining balance method. These assets will be written down to the fair value if the carrying value exceeds the estimated net recoverable amount. Property, plant and equipment are being amortized at the following rates: mine plant and equipment – 25% and 30%, office equipment – 20% and motor vehicles – 30%.

Mineral properties

Acquisition costs of resource properties together with direct exploration expenditures thereon are deferred until the property to which they relate is placed into production, sold or abandoned or become impaired. Option or other payments received in respect of property interests are applied to reduce the carrying value of the properties. The carrying values of mineral properties are, where necessary, written down to the estimated fair value based on discounted estimated future net cash flows. Mineral properties will be depreciated on a unit of production basis when the property is placed into production.

The company reviews the carrying values of its resource properties whenever events or circumstances indicate that there may be a potential impairment. Where estimates of future cash flows are not available and where exploration results or other information suggest impairment has occurred, management assesses whether the carrying value can be recovered, and if not, an appropriate write-down is recorded.

Although the company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects in title registration.

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements (unaudited)

For the six months ended June 30, 2010

 (expressed in Canadian dollars)

Significant accounting policies continued.

Loss per share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The effect of potential issuances of shares under options and warrants would be anti-dilutive and therefore basic and diluted loss per share are the same.

Financial instrument risk exposure and risk management:

Financial Instruments and Financial Risk

The Company’s financial instruments consists of cash and cash equivalents, term deposits, amounts receivable, reclamation bonds, accounts payable and accrued liabilities, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.  Cash, cash equivalents, term deposits and are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in interest income.  Amounts receivable and reclamation bonds are classified as loans and receivables and measured at amortized cost; accounts payable and accrued liabilities are classified as other financial liabilities and are measured at amortized cost.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized on an undiscounted cash flow basis when a reasonable estimate of the fair value of the obligation can be made.  The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset.  Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation.  As at June 30, 2010, the Company does not have any asset retirement obligations.

Future Income Taxes

The Company accounts for potential future net tax assets which are attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and which are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.  Such an allowance has been applied to all potential income tax assets of the Company.

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements (unaudited)

For the six months ended June 30, 2010

 (expressed in Canadian dollars)

Significant accounting policies continued.

Share Capital

Common shares issued for non-monetary consideration are recorded at the fair market value based upon the trading price of the Company’s shares on the Toronto Stock Venture Exchange.

Stock-based Compensation

The Company follows the Recommendations of the Canadian Institute of Chartered Accountants (“CICA”) in connection with accounting for stock option-based compensation.  The standard now requires that all stock option-based awards made to consultants and employees be recognized in these consolidated financial statements and measured using a fair value-based method.

Consideration received on the exercise of stock options and compensation options and warrants is recorded as share capital.  The related contributed surplus originally recognized when the options were granted, is transferred to share capital.

Flow-through Shares

Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and shareholders’ equity is reduced in the year that the renouncement documents are filed with the tax authorities.   If the Company has sufficient unused tax loss carry-forwards to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these carry-forwards, a portion, of such unrecognized losses, is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures

Capital Management

The Company manages its cash, common shares, stock options and warrants (see Note 5) as capital. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.  The Company is not subject to any externally imposed capital requirements.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements (unaudited)

For the six months ended June 30, 2010

 (expressed in Canadian dollars)

Significant accounting policies continued.

Financial instrument risk exposure and risk management:

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

The Company’s credit risk is limited to trade receivables in the ordinary course of business and the quality of its financial investments. As at June 30, 2010, the Company’s financial instruments consist of interest-bearing short term investment-grade issued by a Canadian chartered bank.  The Company does not believe that it is exposed to significant credit risk on financial instruments issued by the Canadian chartered bank.

Market risk: interest rate risk

The Company is exposed to interest rate risk on its cash, cash equivalents and short-term investments, but is not exposed to any interest rate risk on outstanding borrowing as there are none at June 30, 2010.

Liquidity risk

The Company manages its liquidity risk by ensuring that there is sufficient capital in order to meet the short-term business requirements.  The Company maintains cash and short-term investments which are available on demand for this purpose.

Fair Value Hierarchy

During 2009, CICA handbook section 3862 “Financial Instruments – Disclosures” was amended to require enhanced disclosure of financial instrument fair value measurements and liquidity risks. Financial instruments must be classified at one of three levels within a fair value hierarchy according to the relative reliability of the inputs used to estimate their values. The three levels of the hierarchy are as follows:

•

        Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;

•

        Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•

        Level 3: Inputs that are not based on observable market data.

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements (unaudited)

For the six months ended June 30, 2010

 (expressed in Canadian dollars)

Significant accounting policies continued.

Fair Value Hierarchy continued.

The carrying values, fair market values, and fair value hierarchal classification of the Company’s financial instruments as at June 30, 2010 are as follows:

For the period ended June 30, 2010

	Level 1	Level 2	Level 3

Cash and cash equivalents	565,408	-	-
Short term Investments	1,186,239	-	-
	1,751,647	-

Cash and cash equivalents, and short term investments as shown in the consolidated balance sheet as at June 30, 2010 and December 31, 2009, is measured using Level 1. The Company does not have any financial instruments that are measured using Level 2 or Level 3 inputs.

During the periods ended June 30, 2010 and December 31, 2009, there were no transfers between Level 1, Level 2 and Level 3 classified assets and liabilities.

New accounting pronouncements adopted

Effective January 1, 2009, the Company adopted certain new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”).  Those standards and the required disclosures in connection with their adoption are listed below.

 Goodwill and Intangible Assets (CICA Section 3064)

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008 and therefore the Company has implemented it as of January 1, 2009. The adoption of this statement did not have an impact on the consolidated financial statements.

Mining Exploration Costs

Effective March 27, 2009, the Company adopted new CICA Emerging Issues Committee (“EIC”) guidance in EIC-174, “Mining Exploration Costs.” The EIC provides guidance on the capitalization and impairment review of exploration costs. Adoption of this guidance did not have an effect on the Company’s financial statements.

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements (unaudited)

For the six months ended June 30, 2010

(expressed in Canadian dollars)

Significant accounting policies continued.

Accounting standards to be adopted:

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Business combination, Consolidated Financial Statements and Non-controlling interest

For interim and annual financial statements relating to its fiscal year commencing on or after January 1, 2011, the Company will be required to adopt new CICA Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests”. Section 1582 replaces existing Section 1581 “Business Combinations”, and Sections 1601 and 1602 together replace Section 1600 “Consolidated Financial Statements.” The adoption of Sections 1582 and collectively, 1601 and 1602 provides the Canadian equivalent to IFRS 3 “Business Combinations” and International Accounting Standard IAS 27 “Consolidated and Separate Financial Statements” respectively. The impact of adopting these new standards has not yet been assessed and cannot reasonably be estimated at this time.

Reclamation Bonds

The Company has reclamation bonds outstanding totalling a principal amount of $49,356 to satisfy certain performance obligations associated with the exploration of the Kenville and Blu Starr properties. These investments are recorded at market value and earn interest at market rates.

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements (unaudited)

For the six months ended June 30, 2010

(expressed in Canadian dollars)

Mineral properties

	Acquisition costs $	Exploration expenditures $	Total $
Kenville
Balance - December 31, 2009	1,481,976	4,814,381	6,296,357
Expenditures	-	934,611	934,611
Balance – June 30, 2010	1,481,976	5,748,992	7,230,968

Blu Starr
Balance - December 31, 2009	812,306	803,374	1,615,680
Expenditures	-	226,430	226,430
Balance – June 30, 2010	812,306	1,029,804	1,842,110

McAllister
Balance - December 31, 2009	-	9,635	9,635
Write down property	-	(9,635)	(9,635)
Balance – June 30, 2010	-	-	-

New Shoshoni Claims
Balance - December 31, 2009	134,000	1,086,440	1,220,440
Write down property	(134,000)	(1,086,440)	(1,220,440)
Balance – June 30, 2010	-	-	-

PQ Claims
Balance - December 31, 2009	-	10,846	10,846
Write down property	-	(10,846)	(10,846)
Balance – June 30, 2010	-	-	-

Group of Four Claims
Balance - December 31, 2009	137,500	20,614	158,114
Write down property	(137,500)	(20,614)	(158,114)
Balance – June 30, 2010	-	-	-

Ron Gold Property
Balance - December 31, 2009	79,000	-	79,000
Acquisition costs	-	19,296	19,296
Balance - June 30, 2010	79,000	19,296	98,296

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements (unaudited)

For the six months ended June 30, 2010

(expressed in Canadian dollars)

4

Mineral properties continued.

	Acquisition costs $	Exploration expenditures $	Total $
Referendum Gold Property
Balance - December 31, 2009	24,500	-	24,500
Acquisition costs	-	17,214	17,214
Balance - June 30, 2010	24,500	17,214	41,714

Silver Lynx Property
Balance - December 31, 2009	15,981	-	15,981
Acquisition costs	13,875	-	13,875
Expenditures	-	16,869	16,869
Balance - June 30, 2010	29,856	16,869	46,725

Mount Nelson Property
Balance - December 31, 2009	15,981	-	15,981
Acquisition costs	13,875	-	13,875
Expenditures	-	25,043	25,043
Balance - June 30, 2010	29,856	25,043	54,899

49’er Creek Gold Corp Property
Balance - December 31, 2009	6,007	49,813	55,820
Acquisition costs	265,093	-	265,093
Expenditures	-	67,363	67,363
Balance - June 30, 2010	271,100	117,176	388,276

Gold Hill Property
Balance - December 31, 2009	-	-	-
Acquisition costs	8,050	-	8,050
Expenditures	-	333	333
Balance - June 30, 2010	8,050	333	8,383

Silver South Group Property
Balance - December 31, 2009	-	-	-
Acquisition costs	-	-	-
Expenditures	-	62,418	62,418
Balance - June 30, 2010	-	62,418	62,418

Mammoth Property
Balance - December 31, 2009	-	-	-
Acquisition costs	7,000	-	7,000
Expenditures	-	16,414	16,414
Balance - June 30, 2010	7,000	16,414	23,414

Total mineral properties - December 31, 2009	2,707,251	6,795,103	9,502,354

Total mineral properties – June 30, 2010	2,743,644	7,053,559	9,797,203

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements (unaudited)

For the six months ended June 30, 2010

 (expressed in Canadian dollars)

5

Capital stock

Common shares issued and outstanding

	Common shares	Amount $

Balance - December 31, 2009	132,982,840	22,972,431

Capital stock issued
Shares issued for property	590,000	218,300
Shares issued for cash	4,998,215	1,595,750
Shares issued for debt	600,000	150,000
Shares issue costs	-	(88,700)
Warrants – fair value	-	(308,813)
Income tax effect - renounced flow through expenditures	-	-

Balance – June 30, 2010	139,171,055	24,538,968

Contributed Surplus, Options and Warrants

	Options $	Warrants $	Contributed Surplus $

Balance - December 31, 2009	2,538,958	1,301,632	508,501

Stock based compensation	285,402	308,813	-

Balance – June 30, 2010	2,824,360	1,610,445	508,501

Options

The company has a fixed stock option. Under the terms of the plan, the company may grant options to eligible directors, employees and consultants of the company, up to a maximum of 27,500,000 common shares (previously 22,250,000).  Options may be issued under the stock option plan at the sole discretion of the company’s board of directors. Options may be issued for a term of up to five years, with vesting provisions and the exercise price to be determined by the company’s board of directors, provided that the exercise price is no less than either the average high and low price of the company’s common stock traded on the TSX Venture Exchange for 10 days prior to the grant or the closing price of the company’s common shares on the day the options are granted.  Stock options will not be granted at less than $0.10 per share.

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements (unaudited)

For the six months ended June 30, 2009

 (expressed in Canadian dollars)

5

Capital Stock continued.

Options

Options Outstanding	Number of Shares	Weighted Average Exercise Price

Options outstanding - January 1, 2010	20,447,500	$0.16
Granted	100,000	$0.24
Exercised	(412,500)	$0.12
Expired	(2,250,000)	$0.10
Options outstanding – June 30, 2010	17,885,000	$0.16

Options exercisable – June 30, 2010	15,080,626	$0.14

The fair value of stock options was estimated at the grant date based on the Black-Scholes option pricing model, using the following assumptions:

	2010	2009

Expected dividend yield	Nil	Nil
Average risk-free interest rate	2.32%	1.20%
Expected life	5 years	5 years
Expected volatility	108%	108%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company’s stock options.

Warrants

	Number of Warrants	Exercise Price

Warrants outstanding - January 1, 2010	13,106,514	$0.54
Granted during year	2,142,857	$0.50
Exercised during year	(300,000)	$0.15

Warrants outstanding – June 30, 2010	14,949,371	$0.54

6

Related party transactions

a)

Included in accounts payable and accrued liabilities is $14,384 (2009 - $63,804) due to directors and organizations controlled by directors.

b)

The company incurred consulting fees of $108,000 (2009 - $108,000) for management services provided by directors or officers or organizations controlled by such parties.

c)

The Company incurred fees of $nil (2009 - $20,206) for investor relations consulting services provided by a director and officers or organizations controlled by such parties.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

FORM 51-102F1

ANGLO SWISS RESOURCES INC.
Interim Management’s Discussion and Analysis
Six Month Period Ended June 30, 2010

DATED August 25, 2010

Introduction and Overview

Anglo Swiss is a junior mineral exploration company listed on the TSX Venture Exchange as a Tier 2 company under the trading symbol “ASW”.  The Company is also inter-listed in the United States on the OTC Bulletin Board under the trading symbol “ASWRF” and effective February of 2004 quoted on the Frankfurt Exchange in Germany under the trading symbol “AMO.F”.

Anglo Swiss is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit. We do not currently have any producing mineral properties and our current operations on our various properties are exploratory searches for mineable deposits of minerals. Before and during the period ended June 30, 2010, Anglo Swiss has been primarily engaged in the renewed exploration of the Kenville Mine property and the Nelson Mining Camp (metals) and prior to 2009 the Fry Inlet property (diamonds).

This MD&A is dated August 25, 2010 and discloses specified information up to that date. Anglo Swiss is classified as a “venture issuer” for the purposes of National Instrument 51-102. Our financial statements are prepared in accordance with generally accepted accounting principals applicable in Canada and are expressed in Canadian dollars. The discussion and analysis should be read together with the annual audited financial statements for the year ended December 31, 2009 and related notes attached thereto (the “2009 Financial Statements”). Throughout this report we refer from time to time to “Anglo Swiss”, the “Company”, “we”, “us”, “our”, or “its”. All these terms are used in respect of Anglo Swiss Resources Inc. which is the reporting issuer in this document.

We recommend that readers consult the “Cautionary Statement” at the end of this report.

Overall Performance

The following summarizes the significant events and transactions in our mineral projects during the period.

Nelson Mining Camp and Kenville Gold Mine properties

Initiated in 2009 and continuing through the second quarter of 2010, the Company aggressively expanded its property footprint to the south of the Kenville Mine property. These acquisitions are mostly contiguous to the south of the Kenville property and are now known as the Nelson Mining Camp (the “NMC”). The NMC now consists of over 16,000 hectares trending approximately 10 kilometres to the south. There were a total of nine property acquisitions, which are described herein.

The Nelson Mining Camp is host to the Company’s 100% owned Kenville Gold Mine plus numerous historic producing underground mines, surface adits and old workings. The Company has initiated the most aggressive exploration program on the largest contiguous property group in the history of the Nelson Mining Camp.

The exploration programs over the 160 square kilometres are designed to locate any source(s) of the known gold, silver and poly-metallic minerals and to expand upon the current gold resources of the Kenville Gold Mine.

The Company in Q1 of 2010 retained Equity Exploration Consultants Ltd. (“Equity”) who completed a geological and geochemical compilation of the Nelson Mining Camp in the first quarter of 2010 and initiated the Phase 1 diamond drill program of approximately 1400 meters in late June.

Equity has reviewed over 180 publically available or internal company reports resulting in the extraction of approximately 6000 geochemical data points, information on 87 diamond drill holes and property scale mapping. These data cover a significant portion of the NMC and have delineated numerous prospective targets and provided a head start in the exploration of this large land package.

The Company also completed the analysis of a small VTEM airborne survey completed in February of 2010. The results successfully identified two significant anomalous conductive features.  One consists of a NNE trending conductor with a strike extent in excess of 3km, and the other is a cluster of conductors in the immediate vicinity of the Silver Lynx zinc, lead, copper and silver showings.

A second airborne survey was completed by Aeroquest Aerotem III survey in April 2010 with a total of 1749 line km was flown and preliminary interpretation has three areas of high conductivity now referred to as the Silver Lynx, Gold Hill and Mammoth zones.

The Silver Lynx zone is a northwest trending system of isolated conductive bodies that extends for approximately 6km, and contains three groupings of conductors.  At its’ southeast end 5 isolated conductors have been defined approximately 600m from the Silver Lynx showing. This “VMS-style” showing consists of pyrrhotite, sphalerite, galena and chalcopyrite mineralization associated with a felsic volcanic unit.  The other two groups of conductors on the Silver Lynx zone are new targets with five conductive bodies near the center and four conductive bodies near the northwest end.

The Gold Hill zone consists of a northwest trending conductor with a strike length of approximately 4.2 km. The Gold Hill zone is in close proximity with several gold-silver prospects occurring along the length of the anomaly including the past producing Gold Hill mine near the center and the May & Jennie prospect at the northern end.

The Mammoth zone consists of a 1.4 km long by 1 km wide area that contains four separate north-northeast trending conductive bodies that are unbounded to the north. The Mammoth prospect located approximately 850 meters to the north, has previously been the focus of limited gold-copper porphyry exploration.

Anglo Swiss has initiated an aggressive exploration program to investigate these anomalies consisting of a major drilling program of approximately 7500 meters. Drilling of Phase 1 started in late June of 2010. Further prospecting, mapping, soil sampling and ground geophysics in areas of interest outside of the known conductive zones also started on June 1, 2010.

Kenville Mine Property
(100% Owned)

The Kenville Property continues to be the most developed asset of the Company, with 385.82 hectares of staked mineral claims and 201.88 hectares of Crown granted mineral claims plus four-fee simple district lots. Due to the recent and continued increase in the global metals commodities market, the Company is of the opinion that the value of the property, plant and equipment has most likely increased.

This property is very advanced; from the underground infrastructure to the surface facilities, a new crushing facility, assay laboratory, maintenance and repair shop, geological office and the mine manager’s residence.  The equipment on site is extensive with most of the required ancillary equipment necessary to operate underground mining and milling equipment such as ore cars, ball mills, classifiers, coarse ore bins, jaw and cone crushers and the crushing circuit.

Mineral Resource Estimates

The Company provides the following complete statement for its gold resource estimates for the 257 Level of the seven level Kenville Gold Mine. The Company releases its mineral resource statement as of July 22, 2009, which has been estimated by Munroe Geological Services Ltd. is documented in the Munroe Report.

Deposit  257 Level Mineral Resource

Category	Tonnage (Tonnes)	Ounces per Ton	Ounces Gold	Grams per Tonne	Grams Gold
Measured	3,312	0.92	3,377	31.71	105,044
Indicated	21,312	0.55	12,912	18.84	401,598
Total	24,624	0.66*	16,289	20.58*	506,642

*Average

The measured and indicated values on the above table were derived from the current assay data developed in the 2008/2009 assay program for the 257 Level. All values were from the double lab process and no historical data was used to obtain these values.

Category	Tonnage (Tonnes)	Ounces per Ton	Ounces Gold	Grams per Tonne	Grams Gold
Inferred	522,321	0.68	356,949	23.01	12,016,536

All inferred blocks require re-estimation using proximate sampling and assay data before any economic analysis, and it is likely that significant variations in inferred block grades will occur on re-examination.

The Kenville gold mine's historic workings consisting of the main haulage level (257) and the upper workings (275 Level), which contain substantial volumes of mill feed. In both levels the stopes and working veins are full of previously blasted gold-bearing material and muck. The company completed a full rehabilitation of the 257 Level and the rail system in 2009 and will complete the 275 Level in 2010. The Property also has extensive waste rock material in the surface waste dumps from previous production years which are located at surface.

Kenville Mine Property - Aggregate Resource

The Company filed a 43-101 compliant Technical Report by Munroe Geological Services Ltd  in 2009 stating that in excess of 16.5 million tonnes of surface sand and gravel has been identified on a portion of the Company’s 100% owned Kenville Gold Mine property located near Nelson in south-eastern British Columbia.

The measured resource of the sand and gravel, which can be processed into aggregate product for industrial and commercial uses, sells between $15 and $18 per tonne in the Nelson area. The measured aggregate potential overlays a small portion of our gold exploration area on one of the crown granted mineral claims.

Legal Status Kenville Mine Property – Litigation Dismissed

Anglo Swiss Resources has settled all outstanding litigation with respect to the Kenville property and has acquired by way of exempt take-over bid, four British Columbia companies (collectively, the “4 Companies”) who were involved in an Option Joint Venture Agreement (“OJVA”) dated September 5, 2002 respecting the Issuer’s Kenville Mine Property (the “Property”). The OJVA required, among other things, exploration expenditures of $700,000 to earn a 70% interest in the Property.   The 4 Companies advised Anglo Swiss Resources that they had earned their joint venture interest in the Property in September of 2006.

Anglo Swiss Resources disputed this claim and the 4 Companies sued Anglo Swiss Resources in the British Columbia Supreme Court in December of 2006.  Even though Anglo Swiss Resources believed there was no merit in this suit by the 4 Companies, in order to remove any uncertainty over the ownership of the Property, Anglo Swiss Resources entered into a binding purchase and sale agreement (“Agreement”) with the shareholder of each of the 4 Companies to purchase 100% of the ownership of each of the Companies.

The commitment to purchase the 4 Companies resulted in the lawsuit by the 4 Companies being dismissed against Anglo Swiss Resources.

The Nelson Mining Camp Acquisitions

The White Claim
100%

The Company has acquired the surface and under-surface rights to a property known as the White Claim on August 10, 2009. This property is approximately 21 hectares in size and is contiguous to the eastern boundary of the Company’s Kenville Gold Mine property.  The White Claim has an established history of vein systems that may extend the potential of the Kenville Gold Mine property’s known vein structure.

The Ron Gold Group
Option for 60%

The Company entered into an Option/Joint Venture Agreement (the “Agreement”) on September 24, 2009 with Klondike Gold Corp. (“Klondike”) wherein Anglo will earn up to a 60% interest in the Klondike’s Ron Gold property.

The Ron Gold Property consists of 37 contiguous staked mineral claims and one crown granted mineral claim covering 1,492 hectares.  Consideration from Anglo consists of paying $200,000, issuing 100,000 Anglo shares and incurring up to $650,000 in exploration expenditures by the 4th anniversary of this Agreement.  This Agreement is subject to an underlying agreement with an arm’s length party that comes with a 2% net smelter return royalty (the “Original Royalty Interest”).  Anglo may at any time purchase three-quarters (1.5%) of the Original Royalty Interest from the holder of the Original Royalty Interest for $500,000.  Klondike also holds an additional royalty equal to 1% of net smelter returns (the “Second Royalty Interest”).  Anglo may at any time purchase 100% of the Second Royalty Interest from Klondike for $500,000.

Anglo Swiss has until August 10, 2013 to exercise this option. Upon completion of the 60% earn-in, a joint venture will be formed between the Anglo and Klondike.

The Referendum Gold Property

Option for 100%

The Company entered into an Option to Purchase Agreement on November 3, 2009 with Thomas Cherry of Nelson, British Columbia wherein Anglo Swiss may acquire a 100% interest in the Referendum Gold property.

The Referendum Gold Property consists of 19 contiguous staked mineral claims covering 1,381 hectares.  Consideration from Anglo Swiss consists of payments totalling $250,000 plus 300,000 Anglo Swiss common shares by the 5th anniversary of the Agreement.  The Agreement is subject to a Royalty Interest of a 2.5% net smelter return. Anglo Swiss may at any time purchase the Royalty Interest for $2,000,000.

The Referendum Gold Property is situated on the southern borders of Anglo Swiss’ 100% owned Kenville Gold Mine Property including the recently optioned (60%) Ron Gold property located 10 kilometres from Nelson, BC.  This acquisition greatly enhances Anglo’s land position to the south, extending the potential strike length of the regional geological trend along the Silver King Shear Zone. The Silver King Shear is the host to numerous historical gold, copper and silver mines in south-eastern British Columbia including Anglo’s Kenville Gold Mine.

Anglo Swiss has until November 3, 2014 to exercise this option.

Doyle Silver Lynx Claim Group
Option for 100%

Anglo Swiss Resources Inc. on December 7 of 2009 entered into an option to purchase agreement with Bruce Doyle of Nelson, B.C., wherein Anglo Swiss may acquire a 100-per-cent interest in the Silver Lynx claim group.

The Silver Lynx claim group consists of 15 contiguous staked mineral claims covering 1,200 hectares. Consideration from Anglo Swiss consists of payments totalling $100,000 plus 200,000 Anglo Swiss common shares by the third anniversary of the agreement. The agreement is subject to a royalty interest of a 1.5-per-cent net smelter return. Anglo Swiss may, at any time, purchase the royalty interest for $1-million.

The Silver Lynx claim group is situated on the southern borders of Anglo Swiss's 100-per-cent-owned Kenville gold mine property, including the recently optioned (60 per cent) Ron gold property and Referendum Gold property (100 per cent), located 10 kilometres from Nelson, B.C. This acquisition greatly enhances Anglo's land position to the south, extending the potential strike length of the regional geological trend along the Silver King shear zone. The Silver King shear is the host to numerous historical gold, copper and silver mines in south-eastern British Columbia, including Anglo's Kenville gold mine.

Anglo Swiss has until December 7, 2012 to exercise this option.

Doyle Claim Mount Nelson property
Option for 100%

Anglo Swiss Resources Inc. on December 7 of 2009 entered into an option to purchase agreement with Bruce Doyle of Nelson, B.C., wherein Anglo Swiss may acquire a 100-per-cent interest in the Mount Nelson property.

The Mount Nelson property consists of 2 contiguous staked mineral claims covering 524 hectares. Consideration from Anglo Swiss consists of payments totalling $100,000 plus 100,000 Anglo Swiss common shares by the third anniversary of the agreement. The agreement is subject to a royalty interest of a 1.5-per-cent net smelter return. Anglo Swiss may, at any time, purchase the royalty interest for $1-million.

The Mount Nelson property is situated to the north of Anglo Swiss's 100-per-cent-owned Kenville gold mine property, including the recently optioned (60 per cent) Ron gold property and (100 per cent) Referendum Gold property, located 10 kilometres from Nelson, B.C. This acquisition greatly enhances Anglo's land position to the south, extending the potential strike length of the regional geological trend along the Silver King shear zone. The Silver King shear is the host to numerous historical gold, copper and silver mines in south-eastern British Columbia, including Anglo's Kenville gold mine.

Anglo Swiss has until December 7, 2012 to exercise this option.

49er Creek Gold property
Option for 100%

Anglo Swiss Resources Inc. 0n December 12 of 2009 entered into an option to purchase agreement with 49er Creek Gold Corp. of Kelowna, B.C., wherein Anglo Swiss may acquire a 100-per-cent interest in the 49er Creek Gold Corp. property.

The 49er Creek Gold Corp. property consists of 157 contiguous staked mineral claims covering approximately 5,000 hectares. Consideration from Anglo Swiss consists of payments totalling $750,000 plus a minimum of 1,600,000 Anglo Swiss common shares by the fourth anniversary of the agreement. The agreement is subject to a royalty interest of a 2.5-per-cent net smelter return. Anglo Swiss may, at any time, purchase the royalty interest for $2-million and a further issuance of 500,000 Anglo Swiss common shares.

The 49er Creek Gold property is situated on the southern borders of Anglo Swiss's 100-per-cent-owned Kenville gold mine property, including the recently optioned (60 per cent) Ron gold property, the Referendum Gold property (100 per cent) and the Silver Lynx property (100%) located 10 kilometres from Nelson, B.C. This acquisition greatly enhances Anglo's land position to the south, extending the potential strike length of the regional geological trend along the Silver King shear zone. The Silver King shear is the host to numerous historical gold, copper and silver mines in south-eastern British Columbia, including Anglo's Kenville gold mine.

Anglo Swiss Resources has until December 12, 2013 to exercise this option.

Gold Hill Property
Option for 100%

Anglo Swiss Resources Inc. on January 21 of 2010 entered into an option to purchase agreement with Thomas Cherry of Nelson, B.C., wherein Anglo Swiss may acquire a 100-per-cent interest in the Gold Hill property.

The Gold Hill property consists of 1 staked mineral claim covering 25 hectares. Consideration from Anglo Swiss consists of payments totalling $50,000 plus one issuance of 15,000 Anglo Swiss common shares for the 100% purchase of a royalty interest of a 2.0-per-cent net smelter return.

The Gold Hill property is strategically is situated within the southern area of Anglo Swiss's optioned (60 per cent) Ron Gold property, the (100 per cent) Referendum Gold property and the Doyle acquisition (100%) located 10 kilometres from Nelson, B.C. This acquisition greatly enhances Anglo's land position extending the potential strike length of the regional geological trend along the Silver King shear zone. The Silver King shear is the host to numerous historical gold, copper and silver mines in south-eastern British Columbia, including Anglo's Kenville gold mine.

Anglo Swiss has until January 21, 2014 to exercise this option.

Carter Claims
100%

Anglo Swiss Resources Inc. on January 25 of 2010 entered into a purchase agreement with Ruth Carter of Nelson, B.C., wherein Anglo Swiss may acquire a 100-per-cent interest in the Carter Claim group of fractures.

The Carter Claims consists of 3 staked mineral claim covering approximately 189.1 hectares, but as these are fractures the true amount of hectares would be less. Consideration from Anglo Swiss consists of payments totalling $6,000.

The Carter Claim fractures are strategically located within the southern area of Anglo Swiss's optioned (60 per cent) Ron Gold property, the (100 per cent) Referendum Gold property, the Doyle acquisitions (100%) and the 49er Creek Gold Corp. (100%) properties located 10 kilometres from Nelson, B.C. This acquisition enhances Anglo's land position extending the potential strike length of the regional geological trend along the Silver King shear zone. The Silver King shear is the host to numerous historical gold, copper and silver mines in south-eastern British Columbia, including Anglo's Kenville gold mine.

Mammoth Copper-Gold Property

(Option for 100%)

Anglo Swiss Resource Inc. entered into an Option to Purchase Agreement on May 13, 2010 with 4 individuals wherein Anglo Swiss may acquire a 100% interest in the Mammoth Copper-Gold property.

The Mammoth Copper-Gold Property consists of 4 contiguous staked mineral claims covering 210 hectares.  Consideration from Anglo Swiss consists of payments totalling $34,000 plus 180,000 Anglo Swiss common shares by the 3rd anniversary of the Agreement.  The Agreement is subject to a Royalty Interest of a 3% net smelter return, Anglo Swiss may at any time purchase the Royalty Interest for $500,000.

Anglo Swiss has until May 13, 2013 to exercise this option.

The Company has also staked 1136.43 hectares of contiguous mineral claims to the Mammoth Copper-Gold property increasing the Nelson Mining Camp to over 16,000 hectares or 160 square kilometers. The Mammoth Copper-Gold Property is situated on the south-eastern borders of Anglo Swiss’ Nelson Mining Camp.

BLU STARR PROPERTY
(100%)

The Blu Starr property has never been subjected to large-scale systematic exploration using modern techniques, and the first phase of this approach consists of flying a state of the art airborne magnetic and electromagnetic survey consisting of Aeroquest’s AeroTEM III system.  This survey was completed in March of 2010 and collected approximately 1,040 line kilometers of high-resolution data and provided complete coverage of the property.  It will enable the direct detection of conductive features, often caused by metallic mineralization, and aid in the structural interpretation of the geology as it relates to known deposits.

St.Pierre Geoconsultants will oversee the execution of the airborne survey, and interpret the results in order to define anomalies and design follow-up exploration programs consisting of ground surveys and drilling.

NORTHWEST TERRITORIES

Fry Inlet Property
(Optioned for 50%)

Fry Inlet Diamond Property

During the second quarter of 2010 the Company made the decision to drop the Option Joint Venture agreement with New Shoshoni Ventures with respect to the Fry Inlet property. This decision was influenced by the Company acquiring the Nelson Mining Camp property and the advanced stage of the 100% owned Kenville Gold mine and the world wide strength within the mining and gold and metals markets. This decision resulted in a write-down of $1,220,440.

Results of Operations – Six Months Ended June 30, 2010

At June 30, 2010 the Kenville property is carried at $7,230,968 in acquisition and exploration expenditures, plus fixed assets of certain plant and equipment of $1,052,129 for a total of $8,283,097 ($7,400,352 at December 31, 2009).

The Nelson Mining Camp acquisitions are carried at an aggregate value of $449,262. The Blu Starr is carried at $1,842,110; the aggregate carried value at June 30, 2010 for mineral properties with exploration expenditures through the first six months of 2010 is $9,797,203 (December 31, 2009 - $9,502,203).

The Fry Inlet property incurred NIL $’s in expenditures as the Company made the decision to drop its Option Joint Venture status on the Fry Inlet property resulting in a write-down of $1,220,440 in the second quarter of 2010. The Company also dropped the staked PQ and URL claims in the North West Territories at the same time which resulted in further write–downs of $10,846 and $158,114 respectively.

In British Columbia the Company’s staked McAllister property was also allowed to lapse as the Company focused on its core property the Kenville Gold mine and the newly acquired Nelson Mining Camp. This resulted in an additional write-down of $9,635.

Cash resources at June 30, 2010 were $1,751,647 compared to $507,384 at June 30, 2009 and $2,123,080 at December 31, 2009. The majority of the expenses incurred were on the Kenville Mine property and the acquisition and initial exploration expenditures of the Nelson Mining Camp.

While the Company has been successful in raising funds in the past, and sourcing partners to advance its properties, there can be no assurance that it will be able to do so in the future.  Accordingly, there is some doubt about the ability of the Company to continue as a going concern.

Summary of Quarterly Results (Un-audited)

The following table sets out selected quarterly financial information of Anglo Swiss. Anglo Swiss’ interim financial statements are prepared by management, in accordance with Canadian generally accepted accounting principles and expressed in Canadian dollars.

Period	Total Assets	Resource Properties	Working Capital	Revenues	(Net Loss)	Basic and Diluted Loss per Share
2nd Quarter 2010	$12,853,403	$979,203	$1,203,941	NIL	($1,934,606)	(0.02)
1st Quarter 2010	$14,434,957	$10,542,133	$1,959,482	NIL	($527,952)	(0.01)
4th Quarter 2009	$13,184,824	$9,502,354	$1,545,759	NIL	($805,842)	(0.01)
3rd Quarter 2009	$11,785,510	$8,229,883	$2,348,216	NIL	($502,778)	(0.00)
2nd Quarter 2009	$9,337,900	$7,992,170	$296,978	NIL	($495,697)	(0.00)
1st Quarter 2009	$9,526,506	$7,837,315	$617,773	NIL	$47,197	(0.00)
4th Quarter 2008	$9,55,031	$7,797,264	$36,851	NIL	($487,990)	(0.01)
3rd Quarter 2008	$8,591,186	$6,880,321	$652,186	NIL	($505,910)	(0.00)
2nd Quarter 2008	$8,945,015	$5,811,083	$1,939,646	NIL	($613,680)	(0.00)

Second Quarter Ended June 30, 2010

During Q2 of 2010, Anglo Swiss sustained a loss of $1,934,606 which includes the non-cash stock based compensation charge of $108,233, a depreciation charge of $67,143 of the Kenville Mine plant and equipment and the aggregate write down of the diamond exploration properties of $1,399,036 ($0-Q2 2009). The loss for the similar period of 2009 was $459,697 less $248,082 in stock based compensation charges and $52,052 of depreciation charges for the Kenville plant and equipment.

The largest cash components attributed to the current quarter are attributed to administration, consulting and shareholders information fees.  These expenses reflect the ongoing activities of the Company’s daily affairs in Q2 of 2009.

Professional fees increase significantly to $190,381 for the second quarter of 2010 compared to $14,733 for the same period in 2009. This increase is mostly accredited to the fees incurred in the settlement costs related to clearing all disputes with respect to the Kenville Mine property. Transfer agent fees were also higher this quarter at $17,123 than $2,059 in Q2 of 2009 as the Company utilized Computershare Trust for all its annual general meeting requirements which is also reflected in the Shareholders information expenditures being lowered to $35,771 for Q2 2010 compared to $61,672 for the same period in 2009, outsourcing this expense.

Seasonally operations consist of general administrative expenses attributed to the day to day operation of the public side of the business, with the exception of any extraordinary events.

Liquidity

In management’s view given the nature of the Company’s activities, which consists of the acquisition, exploration, exploration management and purchase of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company currently does not have any producing properties and its current operations on its various properties are in the exploration stages and have not derived any revenues from the sale of gold, gemstones or any other materials in the last three years.

The Company’s mineral exploration activities have been funded through the sales of common shares, and while the Company has also been successful in attracting partners to continue development and exploration of its properties, there is no assurance that these trends will continue indefinitely.  The ongoing general and administrative obligations are dependent on financings as well and the Company expects to continue to utilize this source of funding until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain the required financing in the future on acceptable terms, or at all.

Based on its existing working capital of $1,203,941 at June 30, 2010 the Company does have sufficient capital to meet its ongoing corporate obligations and fund some of its exploration programs through 2010. The Company will require additional financing to further exploration of its mineral properties and to meet its ongoing obligations in the upcoming years. The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes.

Capital Resources

At June 30, 2010 Anglo Swiss had paid up capital of $24,538,968, representing 139,171,055 common shares without par value, and a deficit of $17,176,577 resulting in a shareholder’s equity (or net assets) of $12,305,697 (December 31, 2009 - $12,607,503).

While the Company has been successful in raising funds in the past, and sourcing partners to advance its properties, there can be no assurance that it will be able to do so in the future. The Company may also finance itself through the exercise of options and warrants outstanding; although this avenue of funding is directly related to the capital markets and the future share price of its common shares within the marketplace and therefore should not be relied upon.

The Company closed a non-brokered private placement in the first quarter of 2010 for $1,500,000 by the issuance of 4,285,715 units at a price of 35 cents per unit. Each unit consisted of one common share and one half-warrant, with each full warrant entitling the holder to purchase an additional common share at a price of 50 cents for a period of one year from the closing date.

In October of 2006 the Company entered a two year lease for its head office in Vancouver. The payments made through December 31, 2008 are as follows:

2006 - $3,300
2007 - $13,200
2008 - $13,200

The office is now on a month to month basis for $1,100 per month.

Additional Disclosure for Ventures without Significant Revenue

Additional disclosure concerning Anglo Swiss’ general and administrative expenses and resource property costs is provided in the Company’s Statement of Loss and Deficit and the Schedule of Resource Property Costs contained in its Financial Statements for June 30, 2010 and the audited year end statements at December 31, 2009; both are available on the Company website at www.anglo-swiss.com or on its SEDAR page site accessed through www.sedar.com , in the United States through its EDGAR filings accessed at www.sec.gov.

Outstanding Share Data

Anglo Swiss’ authorized capital is 500,000,000 common shares without par value.  As at June 30, 2010 there are 139,171,055 common shares issued and outstanding.  As at June 30, 2010 the following options and share purchase warrants are outstanding:

Options

Options Outstanding	Number of Shares	Weighted Average Exercise Price

Options outstanding - January 1, 2010	20,447,500	$0.16
Granted	100,000	$0.24
Exercised	(412,500)	$0.12
Expired	(2,250,000)	$0.10
Options outstanding – June 30, 2010	17,885,000	$0.16

Options exercisable – June 30, 2010	15,080,626	$0.14

Warrants

	Number of Warrants	Exercise Price

Warrants outstanding - January 1, 2010	13,106,514	$0.54
Granted during year	2,142,857	$0.50
Exercised during year	(300,000)	$0.15

Warrants outstanding – June 30, 2010	14,949,371	$0.54

Contractual Obligations

There are no long or short term contractual obligations as of the date of this report, other than described herein.

Off-Balance Sheet Arrangement

The Company has no debt, does not have any used line of credits or other arrangements in place to borrow funds, and has no off-balance sheet arrangements. The Company has no other current plans to use debt financing and does not use hedges or other derivatives.

Related party transactions – Q2 2010

a)

Included in accounts payable and accrued liabilities is $14,384 (2009 - $63,804) due to directors and organizations controlled by directors.

b)

The company incurred consulting fees of $108,000 (2009 - $108,000) for management services provided by directors or officers or organizations controlled by such parties.

c)

The Company incurred fees of $nil (2009 - $20,206) for investor relations consulting services provided by a director and officers or organizations controlled by such parties.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties

Financial Instruments

The Company’s financial instruments consist of cash, receivables and accounts payable.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Disclosure Controls and Procedures

As of June 30, 2010, we carried out an evaluation, under the supervision and with the participation of our President and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our President and Chief Financial Officer have concluded that our disclosure control and procedures are effective to ensure that information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit is accumulated and communicated to our management, including our President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

We have designed, or caused to be designed under our supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Canada.

Subsequent Events to June 30, 2009

NIL

Changes in Accounting Policies

On January 1, 2004, the company adopted the fair value-based method of accounting for stock options granted to employees and directors. Accordingly, compensation expense was recorded on the grant of stock options to employees and directors as the exercise price is equal to or greater than the market price at the date of the grant.

International Financial Reporting Standards (IFRS)

In 2006, the Canadian Accounting Standards Board (“ACSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The ACSB strategic plan outlines the convergence of Canadian GAAP with IFRS. The transition date is for interim and annual financial statements relating to fiscal year’s beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ending December 31, 2010 and each set of interim financial statements issued in 2010.

As a result of these regulatory developments, the Company is developing an IFRS conversion plan to identify and implement the necessary changes to be able to report using the new standards. The plan includes consideration of the impacts of IFRS on the Company’s financial statements, information systems and business activities and has the following objectives:

  to be in a position to convert its January 1, 2010 Canadian GAAP Balance Sheet to IFRS on completion of the 2010 external audit by the end of Q2 2011;

  to account under both Canadian GAAP and IFRS in 2010 in order for the Company to disclose to users of its financial statements the quantitative differences arising in 2010 under both frameworks by the end of Q2 2011; and

  to produce and issue the Company’s first IFRS financial statements as of March 31, 2011, complete with comparative 2010 figures restated under IFRS.

The Company completed an initial high level assessment to identify the impacts of adopting IFRS. The Company is now commencing a more detailed assessment to assist in the full adoption of IFRS. The initial high level assessment identified a number of areas that the Company is investigating further, as they have the potential to significantly impact accounting policies and financial statement balances on implementation. Specifically the Company has not fully considered whether there will be any impairment in the carrying value of mineral properties and deferred exploration expenditures upon transition to IFRS as the information to assess the fair value of exploration and the evaluation of the assets at transition date are not known at the present time. Other potential areas that need a detailed review include related party transactions and stock-based compensation.

While, the Company’s initial high level assessment did not identify any material changes to financial results or financial position arising from the conversion to IFRS; the detailed assessment process is ongoing. Upon completion of detailed assessment, there may be required changes to certain of the Company’s accounting policies and practices and these changes may result in material changes to the financial results or financial position. Additionally, it is expected that the amount of required financial statement disclosure will increase.

The Company will continue to assess and monitor the impact of adopting IFRS, including monitoring of changes to IFRS standards and will update its MD&A disclosure quarterly to report on the progress of its IFRS transition. As the financial statement impact of the transition is quantified, in addition to regulatory disclosure requirements, the Company will assess the nature and extent of investor relations activity required, if any, to communicate to shareholders changes in accounting policies and account balances due to IFRS.

The Board of Directors and Audit Committee have been and will continue to be regularly updated on the progress of the IFRS conversion.

Additional Information

Additional information is available at the Company website at www.anglo-swiss.com or on its SEDAR page site accessed through www.sedar.com , in the United States through its EDGAR filings accessed at www.sec.gov. The Company files a Form 20F in the United States and also files the Form 20F as its alternative form of Annual Information Form (AIF) in Canada.  Copies available by written request.

BY ORDER OF THE BOARD OF DIRECTORS OF
ANGLO SWISS RESOURCES INC.
DATED August 25, 2010

“LEN DANARD”

Len Danard, President & CEO

Cautionary Statement

Forward-Looking Information

This Interim management discussion and analysis (“Interim MD&A”) contains forward-looking statements and information relating to Anglo Swiss Resources Inc. (“Anglo Swiss” or the “Company”) that are based on the beliefs of its management as well as assumptions made by and information currently available to Anglo Swiss.  When used in this document, the words “anticipate”, “believe”, “estimate”, and “expect” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements.

This Interim MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and development of Anglo Swiss’ exploration properties.  Many factors could cause the actual results, performance or achievements of Anglo Swiss to be materially different from any future results, performance or achievements whether expressed or implied by such forward-looking statements.  Important factors are identified in this Interim MD&A.